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VEDDERPRICE                             VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                                        222 NORTH LASALLE STREET
                                        CHICAGO, ILLINOIS 60601
                                        312-609-7500
                                        FACSIMILE: 312-609-5005


Joseph M. Mannon
312-609-7710                            OFFICES IN CHICAGO, NEW YORK CITY AND
jmannon@vedderprice.com                 ROSELAND, NEW JERSEY


                                        June 20, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re:      Preliminary Proxy Materials for
                  ABN AMRO Funds
                  File No.: 811-8004
                  --------------------------------

To the Commission:

         Registrant hereby files a preliminary proxy statement and form of proxy. The proxy statement seeks to approve a new investment advisory agreement and sub-advisory agreements for certain ABN AMRO Funds with Aston Asset Management, LLC. The proxy also seeks shareholder approval of a "manager of managers" structure. Registrant intends to mail definitive proxy materials on or about the week of July 3, 2006.

         Please call the undersigned at (312) 609-7710 with any questions or comments regarding this filing.

                                        Very truly yours,

                                        By:       /s/ Joseph M. Mannon
                                           -------------------------------------

                                        Joseph M. Mannon

JMM/sfs